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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)1

                            SPURLOCK INDUSTRIES, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   852190-10-7
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                                 (CUSIP Number)

                     HAROLD N. SPURLOCK, SR., 125 BANK ST.,
                     WAVERLY, VIRGINIA 23890; (804) 834-8980
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 17, 1998
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on following pages)

                               (Page 1 of 7 Pages)




         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


----------------------------                        ----------------------------
   CUSIP No. 852190-10-7          SCHEDULE 13D           Page 2 of 7 Pages
----------------------------                        ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Harold N. Spurlock, Sr.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   -0-
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  3,645,800
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  -0-
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  3,645,800
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,645,800
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Amendment No. 1 to
                                  Schedule 13D
                             Harold N. Spurlock, Sr.



Item 1:           Security and Issuer.

                  No Change

Item 2:           Identity and Background.

                  No Change, except to Items 2(b) and 2(c). Mr. Harold N. Spurlock, Sr. ("Mr. Spurlock") is no longer Vice President for Product Development of Spurlock Adhesives. Mr. Spurlock's business address is now 125 Bank Street, Waverly, Virginia 23890.

Item 3:           Source and Amount of Funds or Other Consideration.

                  The Schedule 13D filed in August 30, 1996 is amended by adding the following text: as of April 8, 1998, H. Norman Spurlock, Jr., resigned as an officer and director of Spurlock Industries, Inc. (the "Issuer"), and he no longer has an ownership interest in the Spurlock Family Corporation (the "Family Corporation"), the general partner for the Spurlock Family Limited Partnership (the "Partnership"). Further, H. Norman Spurlock, Jr., assigned his interest in the Partnership as security for a note being paid to the Issuer. H. Norman Spurlock, Jr., remains a limited partner of the Partnership. Harold N. Spurlock, Sr. and Irvine R. Spurlock own the remaining shares of the Family Corporation.

                  Mr. Spurlock previously had sole voting power and sole dispositive power of 306,000 shares of the common stock of the Issuer in addition to 3,339,800 shares in which he had shared voting power and shared dispositive power. It was reported on the schedule 13D filed August 30, 1996 that Mr. Spurlock had 3,364,800 shares of shared voting and dispositive power since the Partnership had the right to acquire that amount. However, 25,000 of the 3,364,800 shares of the common stock of the Issuer to which the Partnership had a right to acquire were not conveyed to the Partnership by H. Norman Spurlock, Jr. Consequently, the Spurlock Family Limited Partnership owns 3,339,800 shares of the Issuer's common stock and Mr. Spurlock has a beneficial interest (shared voting and disposition powers) in those 3,339,800 shares.
                  See Items 3 and 4 below.

                  Mr. Spurlock, as Settlor, established on December 17, 1998 a revocable trust entitled "Declaration of Living Trust of Harold N. Spurlock, Sr." (hereinafter, the "Trust"). See
                  Exhibit A attached. The Trustees of the Trust are Harold N. Spurlock, Sr., David Shane Smith and Lawrence Dieker. Mr. Spurlock conveyed 306,000 shares of the common stock of the Issuer he held in his individual capacity to the Trust without consideration.

Item 4:           Purpose of Transaction.

                  Mr. Spurlock's purpose in conveying the shares of common stock to the Trust was to facilitate the execution of the Voting Agreement (noted in Item 4(b) below) and to satisfy Borden Chemical, Inc.'s requirements for entering into the Amended and Restated Agreement and Plan of Merger dated December 18, 1998 as amended and




                                Page 3 of 7 Pages
                  restated on January 25, 1999 (the "Merger Agreement") by and among Borden Chemical, Inc. ("Borden"), SII Acquisition Company and the Issuer. The Trust gave Borden the assurance that the parties to the Voting Agreement would not change due to death.

                  (a) The Spurlock Family Limited Partnership ("Partnership") entered into an agreement in December 1998 which requires the transfer of 225,000 shares of common stock of the Issuer owned by the Partnership to Lee Rasmussen. The following individuals have "put" rights requiring the Partnership to purchase certain shares of stock at a set price within a time certain under the agreement as set forth in Exhibit
                           B: Lee Rasmussen, Beverly Dittemore, Jeffrey T. Coats, Ernest Reeves, Christine Olsen, Sheila Rasmussen, Vernon Rasmussen and Douglas Richmond (hereinafter the "Rasmussen Group"). The purpose of the transaction is to settle a lawsuit filed by the Rasmussen Group disputing the actions taken by Mr. Spurlock and his sons as officers and directors of the Issuer. See Exhibit B Attached.

                           Mr. Spurlock is a party to an agreement dated November 30, 1998, whereby up to 180,000 shares of the common stock of the Issuer now held by the Trust identified above will be transferred to William A. Patterson and Neil Tucker. The purpose of the transaction is to settle a dispute which arose out of a 1994 agreement by Spurlock Adhesives, Inc. (a wholly owned subsidiary of the Issuer) to retain Patterson and Tucker to assist, develop and implement a financing plan for Air Resources, Inc., a company previously acquired by the Issuer (the "Patterson Tucker Dispute"). See Exhibit C Attached.

                  (b) Concurrently with the execution of the original Merger Agreement, Mr. Harold N. Spurlock, Irvine R. Spurlock, Borden, SII Acquisition Company, The Spurlock Family Limited Partnership, by its general partner The Spurlock Family Corporation; Harold N. Spurlock, Sr., David Shane Smith and Lawrence Dieker, Trustees U/A with Harold N. Spurlock, Sr. known as the "Harold N. Spurlock, Sr. Declaration of Living dated December 17, 1998"; and Irvine R. Spurlock, David Shane Smith and Lawrence Dieker, Trustees U/A with Irvine R. Spurlock know as the "Irvine R. Spurlock Declaration of Trust dated December 17, 1999," entered into a Voting Agreement, a copy of which is attached hereto as Exhibit D.

                  Except as noted above, there are no plans or proposals which Mr. Harold N. Spurlock may have which relate to or would result in:

                           (a)      the disposition of securities of the Issuer;

                           (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;



                                Page 4 of 7 Pages

                           (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                           (d) any change in the present board of directors or management of the Issuer, including any plans or proposals that change the number or term of directors or to fill any existing vacancies on the board;

                           (e)      any   material   change   in   the   present
                           capitalization or dividend policy of the Issuer;

                           (f) any other material change in the Issuer's business or corporate structure;

                           (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                           (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           (i) a class of equity securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                           (j)      any   action   similar   to  any  of   those
                           enumerated above.


Item 5:           Interests in Securities of the Issuer.

                  (a) The Aggregate number of shares of Common Stock beneficially owned by Mr. Harold N. Spurlock is 3,645,800 or 53.7% of the issued and outstanding shares of Common Stock.

                  (b) Mr. Harold N. Spurlock, Sr. has the power to revoke the Trust noted above and therefore the right to dispose of the 306,000 held in trust, except that unanimous consent of the trustees is required to dispose of the trust property (except for 180,000 shares to be conveyed to settle the Patterson Tucker Dispute referenced in Item 4 above) until the Expiration Date (as defined in the Voting Agreement). The Trust provides that the shares held in trust must be voted in accordance with the Voting Agreement noted in Item 4(b) until the Expiration Date. Mr. Spurlock has the shared power to dispose of 3,645,800 shares of the common stock of the Insurer. Mr. Spurlock, Sr. possess the shared power to vote 3,645,800 shares of the Common Stock.




                                Page 5 of 7 Pages

                  (c) As noted in Item 3 above, it was reported on item 5(c) of the schedule 13D filed August 30, 1996, that the partnership had 3,364,800 shares of shared voting and dispositive power since the Spurlock Family Limited Partnership had the right to acquire that amount of shares. However 25,000 of the 3,364,800 shares of the common stock of the Issuer to which the Partnership had a right to acquire were not conveyed to the Partnership by H. Norman Spurlock, Jr. Consequently, the Spurlock Family Limited Partnership then owned and currently owns 3,339,800 shares of the Issuer's Common Stock. As an officer, director and shareholder of the Spurlock Family Corporation, the general partner of the partnership, Mr. Harold N. Spurlock, Sr. has shared voting and dispositive powers of those 3,339,800 shares of Common Stock.

                           See also those transactions listed in Items 3 & 4.

                  (d)      No change

                  (e)      No change


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See Items 3 & 4 above.


Item 7:           Material to be Filed as Exhibits.

                  Exhibit A - Declaration of Living Trust of Harold N. Spurlock, Sr., dated December 17, 1998.

                  Exhibit  B -  Settlement  Agreement  made  in  December,  1998 between Lee Rasmussen, et al. and Harold N. Spurlock, Sr., Irvine R. Spurlock, H. Norman Spurlock, Jr. and the Spurlock Family Limited Partnership.

                  Exhibit C - Settlement Agreement dated November 24, 1998 by and between Corporate Strategies, Inc., William A. Patterson, Neil Tucker and Harold N. Spurlock, Sr.

                  Exhibit D - Voting Agreement dated December 18, 1998 by and between Borden Chemical, Inc., SII Acquisition Company; Phillip S. Sumpter, Katherine G. Sumpter, Irvine R. Spurlock, Harold N. Spurlock, Sr., Spurlock Family Corporation, Spurlock Family Limited Partnership, the Harold N. Spurlock Declaration of Living Trust Dated December 17, 1998 and the Irvine R. Spurlock Declaration of Living Trust Dated December 17, 1998.



                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.




Date:    February 28, 1999              /s/ Harold N. Spurlock, Sr.
                                        ----------------------------------------
                                        Harold N. Spurlock, Sr.





Attention:        Intentional  misstatements  or  omissions  of fact  constitute
                  Federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                           DECLARATION OF LIVING TRUST

                                       OF

                             HAROLD N. SPURLOCK, SR.



         THIS DECLARATION OF LIVING TRUST is made this 17th day of December, 1998, by and between HAROLD N. SPURLOCK, SR., individually, as Settlor (the "Settlor"), and HAROLD N. SPURLOCK, SR., DAVID SHANE SMITH and LAWRENCE DIEKER as Trustees (the "Trustee").

                            ARTICLE I - NAME OF TRUST

         This Trust shall, for convenience, be known as the "HAROLD N. SPURLOCK, SR. DECLARATION OF LIVING TRUST DATED December 17, 1998", and it shall be referred to as such in any instrument of transfer, deed, assignment, bequest or devise.

                           ARTICLE II - TRUST PROPERTY

         The Settlor hereby declares that the Settlor has transferred to the Trustee the shares of common stock of Spurlock Industries, Inc. listed in Schedule "A" attached hereto and made a part hereof by this reference, hereinafter referred to as "Trust Property" or "Trust Estate." The Trustee does hereby acknowledge receipt and acceptance of said Trust Property, to be held and administered by the Trustee, together with any other property which the Trustee may at any time hereafter hold, acquire or add within the terms of this

Declaration of Trust and for the uses and purposes and upon the terms and conditions set forth herein.

                        ARTICLE III - ADDITIONAL PROPERTY

         As long as this Declaration of Trust remains unrevoked, either the Settlor or any other person, with the consent of the Trustee, may add other property to the Trust hereby created, by transferring such property to the Trustee hereunder by deed, assignment or other instruments of transfer or bequest or devise and, if so added, such property shall be subject to the provisions hereof, the same as if originally included hereunder.

                               ARTICLE IV - RIGHTS
                         AND POWERS RESERVED BY SETTLOR

         As long as the Settlor is not adjudicated incompetent by a court of competent jurisdiction, the Settlor shall have and possess, and hereby reserves the following rights and powers, to be exercised in writing and effective when delivered to the Trustee hereunder:

         A. To revoke this Declaration of Trust and any Trust established hereunder in whole or in part, whereupon the Trust Estate or the part thereof affected thereby shall be distributed as the Settlor shall direct in writing.

         B.      To change the identity or number, or both, of the Trustees.

         C.      To amend this Declaration of Trust in any particular.

         D. To withdraw any or all Trust Property from this Declaration of Trust.

         Notwithstanding the above, the Settlor shall not be entitled to exercise any of the rights or powers provided in this Article IV without the unanimous consent of the Trustees until the Expiration Date, as that term is defined in the Voting Agreement described in Article VI hereinafter, a copy of which is attached hereto as Exhibit "A"; provided however, that nothing contained in this sentence shall be construed to prevent or delay the conveyance by the Trustees of up to 180,000 shares of the common stock of Spurlock Industries, Inc. held by this Trust to William A. Patterson and Neil Tucker to comply with that certain settlement agreement referred to in Article VII hereinafter.

                             ARTICLE V - INCOME AND
                      PRINCIPAL DURING LIFETIME OF SETTLOR

         During the lifetime of the Settlor and as long as the Settlor is not adjudicated incompetent by a court of competent jurisdiction, the Trustee shall pay over to or apply for the benefit of the Settlor, in monthly or other convenient installments, all of the income of the Trust and such amounts of principal as the Settlor shall demand in writing; or, in the absence of a written demand, as the Trustee, in the Trustee's absolute discretion, deems necessary or desirable to provide for the welfare and happiness of the Settlor.

Notwithstanding the preceding sentence, no stock shall be distributed to the Settlor without the unanimous consent of the Trustees until the Expiration Date; provided however, that nothing contained in this sentence shall be construed to prevent or delay the conveyance by the Trustees of up to 180,000 shares of the common stock of Spurlock Industries, Inc. held by this Trust to William A. Patterson and Neil Tucker to comply with the terms of that certain settlement agreement referred to in Article VII hereinafter.

         In the event that the Settlor should be declared incompetent by a court of competent jurisdiction, the Trustee shall distribute so much of the income and principal (subject to the restrictions pertaining to distributions of stock set forth above), within the Trustee's discretion, as the Trustee shall deem necessary to provide for the proper welfare, happiness, support, maintenance, health and other needs of the Settlor.

                          ARTICLE VI - VOTING OF STOCK

         This Trust is a party to a certain Voting Agreement dated December 17, 1998, by and between Borden Chemical, Inc., Phillip S. Sumpter, Katherine G. Sumpter, Irvine R. Spurlock, Irvine R. Spurlock Declaration of Living Trust, Harold N. Spurlock, Sr., Spurlock Family Corporation and Spurlock Family Limited Partnership (the "Voting Agreement") and, as such, the

Trustees shall vote the shares of common stock of Spurlock Industries held by this Trust in favor of the Merger and the Merger Agreement referred to therein, as required by the terms of said Voting Agreement.

                          ARTICLE VII - DISTRIBUTION OF
                      TRUST ESTATE UPON THE SETTLOR'S DEATH

         In the event of the death of the Settlor, the Trustees shall continue to hold the shares of common stock of Spurlock Industries, Inc. in this Trust and shall vote said shares in favor of the Merger and the Merger Agreement as required by the terms of said Voting Agreement. Immediately after voting such shares in favor of the Merger and the Merger Agreement, the Trustees shall convey up to 180,000 shares of the common stock held by this Trust to William A. Patterson and Neil Tucker in accordance with that certain settlement agremeement executed by and between the Settlor, William A. Patterson and Neil Tucker dated November 24, 1998, a copy of which is attached hereto as Exhibit "B". Upon the Expiration Date, the entire remaining Trust estate shall be distributed absolutely to the Settlor's spouse, DAPHNE R. SPURLOCK, or if she is then deceased, to her estate.


                        ARTICLE VIII - GENERAL PROVISIONS

         The provisions of this Article shall apply to any and all Trusts established hereunder, unless herein provided otherwise:

         A. Payment to or for Incompetents or Minors. The Trustee may make distributions for the benefit of any adult beneficiary hereunder directly to that beneficiary or to his or her legal guardian, if he or she should be incompetent, or in direct payment of his or her expenses of the types that the Trustee is authorized to meet. The Trustee may make payments for the benefit of any minor beneficiary to his or her natural guardian or to any other person having care or custody of such minor, or in direct payment of his or her expenses of the types the Trustee is authorized here to meet. The Trustee shall not be obligated to see to the application of funds so disbursed, and the receipt of the payee shall fully protect the Trustee, if the Trustee exercises due care in selecting the person paid.

         B. Restraint on Alienation. No income or principal payable to or held for any beneficiary shall, while in the possession of the Trustee be alienated, disposed of, or encumbered in any manner other than by Trustee action authorized hereby. Throughout the duration of each Trust, no beneficiary thereof shall have the power, voluntarily or involuntarily, to sell, alienate, convey, assign, transfer, mortgage, pledge, or otherwise dispose of or encumber any principal or income thereof or any interest whatever therein until physical distribution or payment is made to him or her, and no interest of any beneficiary in or claim to any Trust assets or benefits shall be subject to the claims of any of his or her creditors or to judgment, levy, execution, sequestration, garnishment, attachment, bankruptcy or other insolvency proceedings, or any other legal or equitable process. Nothing in this paragraph shall interfere with the exercise of any right or power reserved to the Settlor or expressly given herein to the Trustee, or any beneficiary.

         C. Reliance by Third Parties. No grantee, purchaser, or other person dealing with the Trustee while the Trustee is purporting to act in such capacity under any power or authority granted the Trustee herein need inquire into the initial existence of facts upon which the purported power or authority depends or into the continued existence of the power, the expediency of the transaction, or the proper application of the proceeds or other consideration.

         D. Rule Against Perpetuities. Each Trust created hereunder shall in any event terminate twenty-one (21) years after the death of the last survivor of such of the beneficiaries of such Trust as were living upon the date of the creation of that Trust and, thereupon, the property held in that Trust shall be distributed, discharged of Trust, to the beneficiary or beneficiaries thereof.

         E. Situs of Trust. This Declaration of Trust has been accepted by the Trustee in the State of New York, and it shall be construed and regulated and all rights under it shall be governed by the laws of the State of New York.

                              ARTICLE IX - TRUSTEES

         A. Appointment of Trustee. HAROLD N. SPURLOCK, SR., DAVID SHANE SMITH and LAWRENCE DIEKER are hereby appointed as Co-Trustees of the Trusts created hereunder. Any one of the Trustees named herein may, at the unanimous direction of the remaining Trustees, act on their behalf to bind the Trust and execute such documents as may be necessary to carry out the intent of this Trust. The Settlor recognizes that LAWRENCE DIEKER when acting as a Trustee may have conflicts of interest based on his affiliation with Borden Chemical, Inc. The Settlor hereby waives any conflicts of interest LAWRENCE DIEKER (or any Successor Co-Trustee designated by Borden Chemical, Inc. pursuant to paragraph
B. of this Article) might have in serving as a Trustee hereunder.

         B. Appointment of Successor Co-Trustees. In the event HAROLD N. SPURLOCK, SR., for any reason cannot serve as Trustee (including death and incapacity), DAVID SHANE SMITH and LAWRENCE DIEKER shall serve as the only Successor CoTrustees hereunder. In the event LAWRENCE DIEKER, for any reason cannot serve as Trustee, Settlor agrees to name as Successor Co-Trustee any individual or entity designated by Borden Chemical, Inc. to serve in place of LAWRENCE DIEKER. In the event DAVID SHANE SMITH, for any reason cannot serve as Trustee, the Settlor hereby designates HUGH M. FAIN, III as Successor Co-Trustee.

         C. Waiver of Bond. No Trustee appointed hereunder shall be required to furnish any bond or other security in any jurisdiction for the faithful performance of the Trustee's duties as such, the same being expressly waive hereby.

                          ARTICLE X - POWERS OF TRUSTEE

         The Trustee or their successors, in their discretion and without any leave or order of Court or other judicial proceedings and without bond, shall have all powers provided to such fiduciaries under New York law.

                            ARTICLE XI - DEFINITIONS

         Whenever used in this Declaration of Trust unless the context of any passage thereof requires otherwise, the following definitions shall apply:

         A.      The term "Settlor" refers to HAROLD N. SPURLOCK, SR.

         B. The term "Trustee" refers to the singular or multiple Trustee; or, upon the death of Settlor or upon his adjudication of incompetency by a Court of competent jurisdiction to any successor or alternative trustee or their successors.

         C. The term "Trust Estate" refers to the property itemized and described in Schedule "A" attached hereto, which the Settlor acknowledges he has transferred, delivered, assigned and conveyed to the Trustees, together with such other property that hereinafter may be transferred, assigned, conveyed, bequeathed or devised to the Trustees by the Settlor or any other person, including the proceeds from any insurance policies which are payable to the Trustee.

         D.      The term "income"  shall mean net income,  after the payment of
all  Trust  administration  expenses,   Trustees  fees,  and  taxes  other  than
beneficiary income taxes.

         E. The term "health" shall be construed to include medical, dental, hospital, drug and nursing costs, as well as all expenses of invalidism and costs of medically prescribed equipment and travel.

         F. The term "maintenance, care and support" shall mean the maintenance and support of the income beneficiaries, in accordance with their accustomed manner of living.

         G. The term "issue" shall mean descendants by blood and persons conceived but not yet born.

                    ARTICLE XII - CONSTRUCTION OF DECLARATION

         The headings and subheadings used throughout this Declaration of Trust are for convenience only and have no significance in the interpretation of the body of this Declaration of Trust, and the Settlor directs that they be disregarding in construing the provisions of this Declaration of Trust. This Declaration of Living Trust may be executed in any number of counterparts, each of which shall be deemed an original. Facsimile signatures shall be binding as originals and, in the event of facsimile signatures, the signatories promise and agree to execute and deliver any additional instruments or pages with original signatures, and to perform any acts which may be necessary or reasonably necessary in order to give full effect to this Declaration of Living Trust.

         IN WITNESS WHEREOF, I, HAROLD N. SPURLOCK, SR., as Settlor of the foregoing Declaration of Trust, have hereunto set my hand and seal this 17th day of December, 1998.

Signed, sealed and delivered
in the presence of:

/s/
----------------------------------

/s/                                       /s/ HAROLD N. SPURLOCK, SR.
----------------------------------        --------------------------------(SEAL)
                                          HAROLD N. SPURLOCK, SR., Settlor


COMMONWEALTH OF VIRGINIA
CITY/COUNTY OF  Sussex     , to-wit:

         I HEREBY CERTIFY that on this day of before me, an officer duly authorized in the State and City aforesaid to take acknowledgements, personally appeared HAROLD N. SPURLOCK, SR., to me known to be the person described in and who executed the foregoing instrument as Settlor, and he acknowledged before me that he executed the same for the purpose therein expressed.

         WITNESS my hand and official seal in the City and State last aforesaid this 17th day of December, 1998.

                                                     /s/ Peggy K. Seward
                                                     ---------------------------
                                                     NOTARY PUBLIC

My commission expires:                               2-28-2002
                                                     ---------------------------

                              ACCEPTANCE OF TRUSTEE

         The undersigned hereby accepts the Trusts imposed by the foregoing Trust Agreement and agrees to serve as Trustee, upon the terms and conditions therein set forth.

Signed, sealed and delivered
in the presence of:

/s/
----------------------------------

/s/                                       /s/ HAROLD N. SPURLOCK, SR.
----------------------------------        --------------------------------(SEAL)
                                          HAROLD N. SPURLOCK, SR., Trustee


COMMONWEALTH OF VIRGINIA;
CITY/COUNTY OF   Sussex     , to-wit:

         I HEREBY CERTIFY that on this day before me, an officer duly authorized in the State and City aforesaid to take acknowledgements, personally appeared HAROLD N. SPURLOCK, SR., to me known to be the person described in and who executed the foregoing instrument as Trustee, and he acknowledged before me that he executed the same for the purposes therein expressed.

         WITNESS my hand and official seal in the City and State last aforesaid this 17th day of December, 1998.

                                                     /s/ Peggy K. Seward
                                                     ---------------------------
                                                     NOTARY PUBLIC

My commission expires:                               2-28-2002
                                                     ---------------------------

Signed, sealed and delivered
in the presence of:

/s/
----------------------------------

/s/                                            /s/ DAVID SHANE SMITH
----------------------------------             ---------------------------(SEAL)
                                               DAVID SHANE SMITH, Trustee


COMMONWEALTH OF VIRGINIA;
CITY/COUNTY OF    Richmond    , to-wit:

         I HEREBY CERTIFY that on this day before me, an officer duly authorized in the State and City aforesaid to take acknowledgements, personally appeared DAVID SHANE SMITH, to me known to be the person described in and who executed the foregoing instrument as Trustee, and he acknowledged before me that he executed the same for the purposes therein expressed.

         WITNESS my hand and official seal in the City and State last aforesaid this 17th day of December, 1998.

                                                     /s/
                                                     ---------------------------
                                                     NOTARY PUBLIC

My commission expires:                               31 March 2002
                                                     ---------------------------

Signed, sealed and delivered
in the presence of:


/s/
----------------------------------

/s/                                            /s/ LAWRENCE DIEKER
----------------------------------             ---------------------------(SEAL)
                                               LAWRENCE DIEKER, Trustee


STATE OF OHIO;
CITY/COUNTY OF                     , to-wit:

         I HEREBY CERTIFY that on this day before me, an officer duly authorized in the State and City aforesaid to take acknowledgements, personally appeared LAWRENCE DIEKER, to me known to be the person described in and who executed the foregoing instrument as Trustee, and he acknowledged before me that he executed the same for the purposes therein expressed.

         WITNESS my hand and official seal in the City and State last  aforesaid
this     day of December, 1998.

                                                     /s/
                                                     ---------------------------
                                                     NOTARY PUBLIC

My commission expires:
                                                     ---------------------------

                                  SCHEDULE "A"
                 TO THE FOREGOING DECLARATION OF LIVING TRUST OF
                             HAROLD N. SPURLOCK, SR.


1.       306,000 shares of common stock of Spurlock Industries, Inc.














/s/
----------------------------------

/s/                                         /s/ HAROLD N. SPURLOCK, SR.
----------------------------------          ------------------------------(SEAL)
                                            HAROLD N. SPURLOCK, SR.

                                                                       Exhibit B

                              SETTLEMENT AGREEMENT


         THIS SETTLEMENT AGREEMENT, made this 15th day of December, 1998, is by and between LEE RASMUSSEN, BEVERLY DITTEMORE, JEFFREY T. COATS, ERNEST REEVES, CHRISTINE OLSEN, SHEILA RASMUSSEN, VERNON RASMUSSEN and DOUGLAS RICHMOND (collectively hereinafter the "Rasmussen Group"), HAROLD N. SPURLOCK, SR., IRVINE R. SPURLOCK and H. NORMAN SPURLOCK, JR. (the "Spurlocks") and THE SPURLOCK FAMILY LIMITED PARTNERSHIP, a Virginia limited partnership (hereinafter the "SFLP").

         WHEREAS, the Rasmussen Group consists of eight individuals who own common stock and, as to some members of the Rasmussen Group, common stock options, in a Virginia corporation known as SPURLOCK INDUSTRIES, INC. (the "Corporation"); and

         WHEREAS, the Spurlocks are limited partners of the SFLP and are also current or former Officers and/or Directors of the Corporation; and

         WHEREAS, the Rasmussen Group and the Spurlocks are currently engaged in a dispute with respect to certain actions undertaken by the Spurlocks in their capacities as Officers and/or Directors of the Corporation; and

         WHEREAS, the Rasmussen Group has filed a Complaint in the United States District Court for the District of Colorado (Civil

Action No. 97-D-2214) in which the Rasmussen Group seeks, on behalf of themselves and on behalf of the Corporation and its shareholders, a money judgment and other relief as set forth therein against the Spurlocks and other parties (the "Litigation"); and

         WHEREAS, the Spurlocks dispute the allegations contained in the Litigation; and

         WHEREAS, the parties hereto have reached an agreement that will settle all outstanding claims that exist between the Rasmussen Group and the Spurlocks.

         NOW, THEREFORE, the parties hereto execute this Settlement Agreement to provide for the settlement of any and all claims against the Spurlocks by the Rasmussen Group; to provide for the dismissal with prejudice of the Litigation; and to provide for the execution of a Mutual Release by and between the Rasmussen Group, the Spurlocks and the SFLP.

                              W I T N E S S E T H:

         1. Dismissal of Pending Lawsuit. Upon the approval of the settlement of the derivative claims asserted in the Litigation by the Court, and by the Corporation's shareholders, as required by the Court, the Rasmussen Group agree to execute appropriate documents, including a Final Order of Dismissal (the "Order"), which may need to be filed with the United States District Court for the District of Colorado (the "Court") to provide for the dismissal with prejudice of the Litigation. In the event such an Order is not entered by the Court, or said Order does not become final as set forth hereinbelow, this Settlement Agreement shall be null and void.

         2. Conveyance of Stock to Lee Rasmussen. Subject to the approval of this Settlement Agreement by the Corporation, on or before the tenth business day after the day upon which the Order shall have become final (i.e., the tenth business day after date of expiration of the applicable appeal period with respect to the Order), the SLFP shall convey and deliver to Lee Rasmussen, free and clear of any liens or encumbrances, 225,000 shares of the Corporation's common stock which are presently owned by the SFLP.

         3. "Puts" of Stock for Members of Rasmussen Group. Upon the earlier of: (a) the one year anniversary of the tenth business day after the day upon which the Order shall have become final, or (b) the disbursal of the proceeds derived from a sale of the Corporation (or substantially all of its operating assets) to its shareholders, the following members of the Rasmussen Group shall have the right to "put" to the SFLP, at a price of $2.50 per share, the number of shares of common stock in the Corporation owned by such individuals as of the execution of this Agreement and listed opposite their names:

                  BEVERLY DITTEMORE          -        1,500 shares
                  JEFFREY T. COATS           -        4,000 shares
                  ERNEST REEVES              -        4,825 shares
                  CHRISTINE OLSEN            -        6,000 shares
                  SHEILA RASMUSSEN           -        9,000 shares
                  VERNON RASMUSSEN           -       26,500 shares
                  DOUGLAS RICHMOND           -      170,648 shares
                  LEE RASMUSSEN              -      837,783 shares

         The "put" rights described herein relate only to the shares of stock identified herein (the "Identified Shares") so that should any of the individuals listed above elect to sell, assign or otherwise transfer any of the Identified Shares prior to exercising their "put" rights, such "put" rights shall expire as to any such Identified Shares that have been sold, assigned or otherwise transferred. In the event the "put" rights are exercised upon a disbursal of proceeds from a sale as described in subparagraph (b) herein, then the obligation of the SFLP shall be limited to paying the difference between the price per share from the sale transaction received by the individuals listed above as to their Identified Shares and $2.50 per share. Upon the election of any of the Rasmussen Group to exercise any of their "puts" pursuant to subparagraph (a) herein, the SFLP shall pay $2.50 per share for any such shares "put" to the SFLP, any such shares shall be transferred to the SFLP and the transferring member of the Rasmussen Group shall warrant and represent that the shares of stock being "put" to the SFLP are not encumbered in any way. No more than twenty five percent (25%) of the total shares owned by any of the above individuals may be "put" to the SFLP pursuant to subparagraph (a) herein during any one calender quarter. To the extent that any portion of such 25% is not "put" to the SFLP during a particular calender quarter, such unused portion may be carried over to succeeding calender quarters so that a cumulative percentage of shares may be "put" to the SFLP.

         4. Warranties. With respect to any shares of stock conveyed and delivered to Lee Rasmussen hereunder, and with respect to any "puts" conveyed and delivered to the Rasmussen Group hereunder, the parties hereto represent, acknowledge and agree that:

                (a)     Lee  Rasmussen,  and all of the members of the Rasmussen
Group, are acquiring the shares and puts as an investment for their own accounts, as principals, and not with a view towards the resale or distribution thereof; they have no intention, agreement or arrangement to divide their interests in the shares or puts with others or to assign, transfer or otherwise dispose of any or all of the shares or puts unless and until the shares and puts are registered or an exemption from such registration is available under applicable federal and state securities laws.

                (b) Lee Rasmussen, and all members of the Rasmussen Group, either alone or together with their representatives, have such knowledge and experience in financial and business matters that they are capable of evaluating the Corporation and the merits and risks associated with ownership of the shares and puts.

                (c) Neither the Corporation, nor the Spurlocks, nor the SFLP, nor any person acting on behalf of them have made any offer of the shares or puts by means of any form of general solicitation or general advertising.

                (d) Lee Rasmussen and all other members of the Rasmussen Group have been furnished with a copy of the Corporation's Form 10- K for the fiscal year ended December 31, 1997, and copies of the Corporation's Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, and have been afforded the opportunity to obtain any additional information necessary to make an informed decision regarding ownership of the shares and puts.

                (e) Lee Rasmussen, and all other members of the Rasmussen Group, agree that the stock certificates representing their shares will bear a restrictive legend prohibiting transfers thereof except in compliance with applicable federal and state securities laws and will not be transferred of record except upon adequate evidence of compliance therewith. The Corporation may require that Lee Rasmussen, and all other members of the Rasmussen Group, provide the Corporation with an opinion of counsel satisfactory to the Corporation that the transfers of stock and puts as contemplated herein comply with applicable federal and state securities laws. Stop transfer instructions will be issued to the Corporation's transfer agent with respect to the Shares.

                (f) Each member of the Rasmussen Group hereby unconditionally releases the Spurlocks and the SFLP from any and all liability that may arise out of the transfer and conveyance of the Corporation's common stock hereunder or the fulfillment of the obligations of the SFLP under this Agreement relating to a put of those securities by any member of the Rasmussen Group.

         5. Execution of Mutual Release of All Claims. Simultaneous with the execution of this Settlement Agreement, the Rasmussen Group, the Spurlocks and the SFLP shall execute a Mutual Release of All Claims identical in form and substance to that certain Mutual Release attached hereto as Exhibit "A".

         6. No Admission. This Settlement Agreement shall not be construed as or deemed to be evidence of any admission on the part of the Spurlocks or the SFLP, or any of its partners, of any liability or wrongdoing whatsoever, or of the truth of the averments made by the Rasmussen Group in the Litigation, or an admission of any lack of merit in their defenses, nor shall this Settlement Agreement, be offered or received in evidence for any purpose other than for the purposes of the settlement and its effectuation and the Order which it contemplates, and, without limitation, it shall not be used as an admission of any wrongful or illegal activity on the part of any person or of any liability whatsoever by any member of the SFLP, or as an admission of damage to any person.

         7. Applicable Law. This Settlement Agreement shall be construed in accordance with the laws of the Commonwealth of Virginia.

         8. Binding Effect. This Settlement Agreement shall be binding upon each member of the Rasmussen Group, the Spurlocks and the SFLP, their successors and assigns. This Settlement Agreement shall inure to the benefit of the parties hereto, their respective heirs, executors, administrators, personal representatives, successors and assigns.

         9. Other Documents. Each party hereto promises and agrees to execute and deliver any instruments and to perform any acts which may be necessary or reasonably requested in order to give full effect to this Settlement Agreement.

         10. Multiple Counterparts. This Settlement Agreement may be executed in multiple counterpart copies which taken together shall constitute one and the same agreement even though no one copy bears all parties' signatures. Facsimile signatures shall have full effect and binding authority on the parties as original signatures.

         IN WITNESS WHEREOF, the parties have caused this Settlement Agreement to be executed this 15th day of December, 1998.

                                            THE RASMUSSEN GROUP:


                                            /s/ Lee Rasmussen
                                            ------------------------------------
                                            Lee Rasmussen

                                            /s/ Douglas Richmond
                                            ------------------------------------
                                            Douglas Richmond

                                            /s/ Jeffrey T. Coats
                                            ------------------------------------
                                            Jeffrey T. Coats

                                            /s/ Ernest Reeves
                                            ------------------------------------
                                            Ernest Reeves

                                            /s/ Vernon Rasmussen
                                            ------------------------------------
                                            Vernon Rasmussen

                                            /s/ Sheila Rasmussen
                                            ------------------------------------
                                            Sheila Rasmussen

                                            /s/ Beverly Dittemore
                                            ------------------------------------
                                            Beverly Dittemore

                                            /s/ Christine Olsen
                                            ------------------------------------
                                            Christine Olsen

                                            THE SPURLOCKS:


                                            /s/ Harold N. Spurlock
                                            ------------------------------------
                                            Harold N. Spurlock

                                            /s/ Irvine R. Spurlock
                                            ------------------------------------
                                            Irvine R. Spurlock

                                            /s/ H. Norman Spurlock, Jr.
                                            ------------------------------------
                                            H. Norman Spurlock, Jr.

                                            THE SPURLOCK FAMILY LIMITED
                                            PARTNERSHIP


                                            By: /s/ Harold N. Spurlock
                                               ---------------------------------

                                   EXHIBIT "A"

                          MUTUAL RELEASE OF ALL CLAIMS

         This Mutual Release is entered into this day of December, 1998, by and among LEE RASMUSSEN, BEVERLY DITTEMORE, JEFFREY T. COATS, ERNEST REEVES, CHRISTINE OLSEN, SHEILA RASMUSSEN, VERNON RASMUSSEN and DOUGLAS RICHMOND (collectively hereinafter the "Rasmussen Group"), HAROLD N. SPURLOCK, SR., IRVINE R. SPURLOCK and H. NORMAN SPURLOCK, JR. (the "Spurlocks") and THE SPURLOCK FAMILY LIMITED PARTNERSHIP, a Virginia limited partnership (hereinafter the "SFLP").

                              W I T N E S S E T H:

         That for and in consideration of $10.00 and other valid consideration, the Rasmussen Group, their successors, heirs and assigns, and anyone claiming by or through them, hereby release and forever discharge the Spurlocks and SFLP, their successors, heirs and assigns, from any and all claims, demands, actions, causes of action, suits at law or in equity, past or present, of any kind or connection, whether known or unknown, which could arise out of or exist in connection with certain actions undertaken by the Spurlocks in their capacities as Directors of Spurlock Industries, Inc. (the "Corporation") that are the basis of a Complaint filed and currently pending in the United States District Court for the District of Colorado (Civil Action No. 97-D-2214) (the "Litigation"), and all other controversies which might arise out of or be related to the aforesaid Litigation, and any alleged actions or agreements in any way related thereto.

         The undersigned members of the Rasmussen Group agree to indemnify the Spurlocks and SFLP and hold them harmless from any loss, liability, damage and/or expense, including attorney's fees, which may be incurred by the Spurlocks or SFLP by reason of any claim or cause of action asserted by any person claiming to be an assignee any member of the Rasmussen Group, or in any way claiming through any member of the Rasmussen Group.

         Without limiting the foregoing, all of the members of the Rasmussen Group represent and warrant that they have consulted with their respective tax and legal advisors and are cognizant of and appreciate the potential tax and legal consequences of the transactions provided in this Mutual Release of All Claims and that certain Settlement Agreement entered into by and between the parties the same date herewith. The undersigned further warrant and represent that they are the sole owners of any of the alleged claims or causes of action which are or may be the subject of this Release, that no one else has any interest in any of such claims or causes of action, that they have read and fully understand the terms of this Release, and that they have executed this Release after consultation with counsel of their own choice, and they will execute such further documents as may be reasonably requested to evidence or effect the releases and indemnities set forth herein.

         AND FURTHER, the Spurlocks and SFLP, their heirs and assigns, and anyone claiming by or through them, hereby release and forever discharge all of the members of the Rasmussen Group, their successors, heirs and assigns, from any and all claims, demands, actions, causes of action, suits at law or in equity, past or present, of any kind or connection, whether known or unknown, which could arise out of or exist in connection with those certain actions undertaken by the Spurlocks as Directors of the Corporation, including specifically those actions which serve as the basis for the Litigation, and all other controversies which might arise out of or be related to the Litigation, and any alleged actions or agreements in any way related thereto.

         The undersigned Spurlocks and SFLP agree to indemnify all members of the Rasmussen Group and hold them harmless from any loss, liability, damage and/or expense, including attorney's fees, which may be incurred by them by reason of any claim or cause of action asserted by any person claiming to be an assignee of the

Spurlocks or SFLP, or in any way claiming through the Spurlocks or SFLP.

         Without limiting the foregoing, the Spurlocks and SFLP represent and warrant that they have consulted with their tax advisors and legal representatives and are cognizant of and appreciate the potential tax and legal consequences of the transactions provided in this Mutual Release of All Claims and that certain Settlement Agreement entered into by and between the parties the same date herewith. The Spurlocks further warrant and represent that they are the sole owners of any of the alleged personal claims or causes of action which are or may be the subject of this Release, that no one else has any interest in any of such personal claims or causes of action, that they have read and fully understand the terms of this Release, and that they have executed this Release after consultation with counsel of their own choice, and they will execute such further documents as may be reasonably requested to evidence or effect the releases and indemnities set forth herein.

         The parties agree that this Mutual Release shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

         By this MUTUAL RELEASE, the parties hereto intend to release and forever discharge each other jointly, severally and otherwise from any and all claims, demands, actions, causes of action, and suits at law or in equity either may have against each other in whatever capacity, jointly, severally or otherwise, from the beginning of time to the date hereof in connection with the Litigation. This said Release shall not apply, however, with respect to any default which may occur in the future with respect to that certain Settlement Agreement executed by and between the parties dated the same date herewith. This Mutual Release may be executed in any number of counterparts, each of which shall be deemed an original.

         This Mutual Release of All Claims may be executed in multiple counterpart copies which taken together shall constitute one and the same release even though no one copy bears all parties' signatures.

         WITNESS the following signatures this      day of December, 1998.

                                            THE RASMUSSEN GROUP:


                                            ----------------------------------
                                            Lee Rasmussen


                                            ----------------------------------
                                            Beverly Dittemore

                                            ----------------------------------
                                            Jeffrey T. Coats


                                            ----------------------------------
                                            Ernest Reeves


                                            ----------------------------------
                                            Christine Olsen


                                            ----------------------------------
                                            Sheila Rasmussen


                                            ----------------------------------
                                            Vernon Rasmussen


                                            ----------------------------------
                                            Douglas Richmond


                                            THE SPURLOCKS:


                                            ----------------------------------
                                            Harold N. Spurlock


                                            ----------------------------------
                                            Irvine R. Spurlock


                                            ----------------------------------
                                            H. Norman Spurlock, Jr.

                                            THE SPURLOCK FAMILY LIMITED
                                            PARTNERSHIP


                                            By:
                                               -------------------------------

                                                                       Exhibit C

                              SETTLEMENT AGREEMENT


         THIS SETTLEMENT AGREEMENT, made this 24th day of November, 1998, is by and between CORPORATE STRATEGIES, INC., a South Carolina corporation ("Strategies"), WILLIAM A. PATTERSON ("Patterson"), NEIL TUCKER ("Tucker"), and HAROLD N. SPURLOCK ("Spurlock").

         WHEREAS, Spurlock, as Chairman of the Board of Directors of Spurlock Adhesives, Inc. ("Adhesives") and Air Resources Corporation ("Resources"), entered into a certain Memorandum of Understanding with Patterson dated February 7, 1994 (the "Memorandum") under which Resources agreed to retain Patterson to assist, develop and implement a financing plan for Resources; and

         WHEREAS, Spurlock, as Chairman of the Board of Directors of Adhesives and Resources, entered into a certain Letter Agreement with Tucker dated March 12, 1994 (the "Letter Agreement") under which Adhesives and Resources agreed to retain Tucker to assist, develop and implement a financing plan for Resources; and

         WHEREAS, the parties are currently engaged in a dispute concerning the performance by Patterson and Tucker under the Memorandum and Letter Agreement, and the compensation due to Patterson and Tucker thereunder; and

         WHEREAS, the parties hereto have reached an agreement that will settle all outstanding claims that exist between them.

         NOW, THEREFORE, the parties hereto execute this Settlement Agreement to provide for the settlement of any and all claims against Spurlock by Strategies, Patterson and/or Tucker, and to provide for the execution of a Mutual Release of all Claims by Strategies, Patterson, Tucker and Spurlock.

                              W I T N E S S E T H:

         1. Separate Settlement Agreement. Simultaneous with the full execution of this Settlement Agreement, Spurlock Industries, Inc. ("Industries") has entered into a separate settlement agreement with Patterson and Tucker.

         2. Conveyance of Stock. In full settlement of the claims set forth hereinabove, Spurlock hereby agrees to convey to Patterson and Tucker certain shares of common stock in Industries. The transfer of said shares shall be determined and effectuated as follows:

         (a) in the event that the Board of Directors and Stockholders of Industries approve the sale or merger of Industries on or before September 30, 1999 at price of at least $2.50 per share, Spurlock shall convey to Patterson and Tucker, within three (3) business days after notice of said Board and Stockholder approval, 80,000 shares of such common stock to each individual;

         (b) in the event that the Board of Directors and Stockholders of Industries approve the sale or merger of Industries on or before September 30, 1999 at a price of less than $2.50 per share, Spurlock shall convey to Patterson and Tucker, within three (3) business days after notice of said Board and Stockholder approval, a sufficient number of shares of such common stock so that each individual will receive common stock with a fair market value of

$200,000. Notwithstanding the preceding sentence, in no event shall Spurlock be required to convey more than 90,000 shares to Patterson or more than 90,000 shares to Tucker regardless of the fair market value of the common stock at such time; and

         (c) in the event that the Board of Directors and Stockholders of Industries fail to approve the sale or merger of Industries on or before September 30, 1999, then and in such event, Spurlock shall, on September 30, 1999, at the election and direction of Patterson and Tucker, either:

                 (i) convey 90,000 shares of the common stock of Industries to either or both of Patterson and Tucker, depending upon the election made by each said individual; or

                 (ii) retain such common stock in Industries, if such is the election of Patterson and/or Tucker, as the case may be, after which such date Spurlock shall have no further obligation to convey any shares of common stock in Industries to either Patterson and/or Tucker.

         3. Confession of Judgment. In the event that Spurlock fails to convey the common stock of Industries to Patterson and/or Tucker within the time periods proscribed in paragraph 2 above, Patterson and Tucker shall each have the right to confess judgment against Spurlock in order to obtain his performance of this Settlement Agreement. Toward this end, Spurlock hereby appoints Michael Turner as his attorney in fact to appear in the Office of the Clerk of the Circuit Court of Laurens County, South Carolina to confess judgment upon this Settlement Agreement against Spurlock in favor of

Patterson and Tucker for an Order of Specific Performance, which said Order shall require that Spurlock immediately convey the shares of common stock as provided herein. Such Order shall also provide for reasonable attorneys' fees and costs for Patterson and Tucker as determined by such court, and for which Spurlock authorizes the aforesaid attorney in fact, at any time after default hereof, to confess judgment. Spurlock hereby waives presentment, demand, protest and notice. IN NO EVENT SHALL SPURLOCK HAVE ANY PERSONAL LIABILITY TO PATTERSON AND/OR TUCKER HEREUNDER OTHER THAN THE PERSONAL OBLIGATION TO CONVEY THE SHARES OF COMMON STOCK DESCRIBED HEREIN.

         4. Execution of Mutual Release of All Claims. Simultaneous with the execution of this Settlement Agreement, Strategies, Patterson, Tucker and Spurlock shall execute a Mutual Release of All Claims identical in form and substance to that certain Mutual Release attached hereto as Exhibit "A".

         5. No Admission. This Settlement Agreement shall not be construed as or deemed to be evidence of any admission on the part of Spurlock of any liability owed to Strategies, Patterson or Tucker, or of the truth of the averments of liability made by Strategies, Patterson and Tucker, or an admission of any lack of merit in any defenses by Spurlock, nor shall this Settlement Agreement be offered or received in evidence for any purpose other than for the purposes of the settlement and its effectuation and, without limitation, it shall not be used as an admission of damage to any person.

         6. Applicable Law. This Settlement Agreement shall be construed in accordance with the laws of the Commonwealth of Virginia.

         7. Warranties. With respect to any shares of stock conveyed by Spurlock pursuant to this Settlement Agreement (and the term "stock as used herein shall also include the rights to acquire such shares of stock) the parties hereto represent, acknowledge and agree that:

                 (a) Strategies, Patterson and Tucker are acquiring the shares as an investment for their own accounts, as principals, and not with a view towards the resale or distribution thereof; they have no intention, agreement or arrangement to divide their interests in the shares with others or to assign, transfer or otherwise dispose of any or all of the shares unless and until the shares are registered or an exemption from such registration is available under applicable federal and state securities laws.

                 (b) Strategies, Patterson and Tucker, alone or together with their representatives, have such knowledge and experience in financial and business matters that they are capable of evaluating Industries and the merits and risks associated with ownership of the shares.

                 (c) Neither Spurlock, nor any person acting on behalf of him, has made any offer of the shares by means of any form of general solicitation or general advertising.

                 (d) Strategies, Patterson and Tucker have been furnished with a copy of Industries' Form 10-K for the fiscal year ended

December 31, 1997, and copies of Industries' Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, and have been afforded the opportunity to obtain any additional information necessary to make an informed decision regarding ownership of the shares.

                 (e) Strategies, Patterson and Tucker agree that the stock certificates representing the share will bear a restrictive legend prohibiting transfer thereof except in compliance with applicable federal and state securities laws and will not be transferred of record except upon adequate evidence of compliance therewith. Spurlock and/or Industries may require that Strategies, Patterson and Tucker provide Industries with an opinion of counsel satisfactory to the Board of Directors of Industries that any transfers of stock as contemplated herein will comply with applicable federal and state securities laws. Stop transfer instructions will be issued to Industries' transfer agent with respect to the shares.

                 (f) Strategies, Patterson and Tucker hereby unconditionally release Spurlock from any and all liability, including any tax liabilities, that may arise out of the transfer or conveyance of the shares, or the fulfillment of the obligations of Spurlock under this Agreement.

         8. Binding Effect. This Settlement Agreement shall be binding upon Spurlock, Strategies, Patterson and Tucker, their heirs, successors, assigns, affiliates, employees, directors, officers and agents.

         9. Other Documents. Each party hereto promises and agrees to execute and deliver any instruments and to perform any acts which may be necessary or reasonably requested in order to give full effect to this Settlement Agreement. This Settlement Agrement may be executed in any number of counterparts, each of which shall be deemed an original.

         IN WITNESS WHEREOF, the parties have caused this Settlement Agreement to be executed this 24th day of November, 1998.

                                      CORPORATE STRATEGIES, INC., a
                                      South Carolina corporation


                                      By: /s/ WILLIAM A. PATTERSON
                                         ---------------------------------------

                                      /s/ WILLIAM A. PATTERSON
                                      ------------------------------------------
                                      WILLIAM A. PATTERSON

                                      /s/ NEIL TUCKER
                                      ------------------------------------------
                                      NEIL TUCKER

                                      /s/ HAROLD N. SPURLOCK
                                      ------------------------------------------
                                      HAROLD N. SPURLOCK

                                   EXHIBIT "A"

                          MUTUAL RELEASE OF ALL CLAIMS

         This Mutual Release is entered into this day of November, 1998, by and among CORPORATE STRATEGIES, INC., a South Carolina corporation ("Strategies"), WILLIAM A. PATTERSON ("Patterson"), NEIL TUCKER ("Tucker"), and HAROLD N. SPURLOCK ("Spurlock").

                              W I T N E S S E T H:

         That for and in consideration of $10.00 and other valid consideration, Strategies, Patterson and Tucker, their successors, heirs and assigns, and anyone claiming by or through them, hereby release and forever discharge Spurlock, his successors, heirs and assigns, from any and all claims, demands, actions, causes of action, suits at law or in equity, past or present, of any kind or connection, whether known or unknown, which could arise out of or exist in connection with alleged agreements to grant options to purchase shares of the common stock of Spurlock Industries, Inc., a Virginia corporation ("Industries"), its predecessor by merger, Air Resources Corporation, a Colorado corporation ("Resources"), and Spurlock Adhesives, Inc., a Virginia corporation ("Adhesives")(collectively, the "Corporations"), including specifically that certain Memorandum of Understanding entered into with Patterson dated February 7, 1994 (the "Memorandum") under which Spurlock, as Chairman of the Board of Resources, agreed to retain Patterson to assist, develop and implement a financing plan for Resources, and that certain Letter Agreement entered into with Tucker dated March 12, 1994 (the "Letter Agreement") under which

Spurlock, as Chairman of the Board of Adhesives and Resources, agreed to retain Tucker to assist, develop and implement a financing plan for Resources, and all other controversies which might arise out of or be related to the aforesaid Memorandum and Letter Agreement, and any alleged agreement in any way related thereto. Copies of the Memorandum and Letter Agreement are attached hereto as Exhibits "A" and "B".

         The undersigned Strategies, Patterson and Tucker agree to indemnify Spurlock and hold him harmless from any loss, liability, damage and/or expense, including attorney's fees, which may be incurred by Spurlock by reason of any claim or cause of action asserted by any person claiming to be an assignee of Strategies, Patterson or Tucker, or in any way claiming through Strategies, Patterson or Tucker.

         Without limiting the foregoing, Strategies, Patterson and Tucker represent and warrant that they have consulted with their respective tax advisors and are cognizant of and appreciate the potential tax consequences of the transactions provided in this Mutual Release of All Claims and that certain Settlement Agreement entered into by and between the parties the same date herewith. The undersigned further warrant and represent that they are the sole owners of any of the alleged claims or causes of action which are or may be the subject of this Release, that no one else has any interest in any of such claims or causes of action, that they have read and fully understand the terms of this Release, and that they have executed this Release after consultation with counsel of their own choice, and they will execute such further documents as may be reasonably requested to evidence or effect the releases and indemnities set forth herein.

         AND FURTHER, Spurlock, his heirs and assigns, and anyone claiming by or through him, hereby release and forever discharge Strategies, Patterson and Tucker, their successors, heirs and assigns, from any and all claims, demands, actions, causes of action, suits at law or in equity, past or present, of any kind or connection, whether known or unknown, which could arise out of or exist in connection with alleged agreements to grant options to purchase shares of the common stock of the Corporations, including specifically the Memorandum and the Letter Agreement, and all other controversies which might arise out of or be related to the aforesaid Memorandum and Letter Agreement, and any alleged agreement in any way related thereto.

         The undersigned Spurlock agrees to indemnify Strategies, Patterson and Tucker and hold them harmless from any loss, liability, damage and/or expense, including attorney's fees, which may be incurred by them by reason of any claim or cause of action asserted by any person claiming to be an assignee of Spurlock, or in any way claiming through Spurlock.

         Without limiting the foregoing, Spurlock represents and warrants that he has consulted with his tax advisor and is cognizant of and appreciates the potential tax consequences of the transactions provided in this Mutual Release of All Claims and that certain Settlement Agreement entered into by and between the parties the same date herewith. The undersigned further warrants and represents that he is the sole owner of any of the alleged personal claims or causes of action which are or may be the subject of this Release, that no one else has any interest in any of such personal claims or causes of action, that he has read and fully understands the terms of this Release, and that he has executed this Release after consultation with counsel of his own choice, and he will execute such further documents as may be reasonably requested to evidence or effect the releases and indemnities set forth herein.

         The parties agree that this Mutual Release shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

         By this MUTUAL RELEASE, the parties hereto intend to release and forever discharge each other jointly, severally and otherwise from any and all claims, demands, actions, causes of action, and suits at law or in equity either may have against each other in whatever capacity, jointly, severally or otherwise, from the beginning of time to the date hereof in connection with the Memorandum and the Letter Agreement attached hereto as Exhibits "A" and "B". This said Release shall not apply, however, with respect to any default which may occur in the future with respect to that certain Settlement Agreement executed by and between the parties dated the same date herewith. This Mutual Release may be executed in any number of counterparts, each of which shall be deemed an original.

         WITNESS the following signatures this      day of November, 1998.

                                      CORPORATE STRATEGIES, INC., a
                                      South Carolina corporation

                                      By:
                                         -----------------------------------


                                         -----------------------------------
                                         WILLIAM A. PATTERSON


                                         -----------------------------------
                                         NEIL TUCKER


                                         -----------------------------------
                                         HAROLD N. SPURLOCK

                                                                       Exhibit D

                                VOTING AGREEMENT


                  VOTING AGREEMENT, dated as of December 18, 1998, between BORDEN CHEMICAL, INC., a Delaware corporation (the "Parent"), and S II ACQUISITION COMPANY, a Virginia corporation and a wholly owned subsidiary of the Parent (the "Sub"), on the one hand, and PHILLIP S. SUMPTER and KATHERINE G. SUMPTER ( collectively "Sumpter"), IRVINE R. SPURLOCK and HAROLD N. SPURLOCK, SR. (the "Spurlock Controlling Persons"), SPURLOCK FAMILY CORPORATION, a
Virginia corporation ("Spurlock Corporation"), SPURLOCK FAMILY LIMITED PARTNERSHIP, a Virginia limited partnership (the "Partnership"), Trustees under agreement, dated December 17, 1998, with Harold N. Spurlock, Sr., known as the "HAROLD N. SPURLOCK, SR. DECLARATION OF LIVING TRUST DATED DECEMBER 17, 1998" (the "H. Spurlock Trust"), and Trustees under agreement, dated December 17, 1998, with Irvine R. Spurlock, known as the "IRVINE R. SPURLOCK DECLARATION OF LIVING TRUST DATED DECEMBER 17, 1998" (the "I. Spurlock Trust" and, together with Sumpter, the Partnership, and the H. Spurlock Trust, the "Shareholders"), on the other hand.

                                    RECITALS

                  Concurrently herewith, the Parent, the Sub and Spurlock Industries, Inc., a Virginia corporation (the "Company"), are entering into a Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), providing for the merger of the Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement.

                  As of the date hereof, each Shareholder beneficially owns the number of shares of no par value common stock (the "Company Common Stock") of the Company set forth opposite its or his name on the signature page of this Agreement (the "Existing Shares" and, together with any shares of Company Common Stock acquired after the date hereof and prior to the termination hereof, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Shares").

                  As of the date hereof, the Corporation is the sole general partner of the Partnership. As of the date hereof, the Spurlock Controlling Persons collectively own 100% of the shares of common stock of the Corporation and have the sole power to control the voting of the 3,339,800 Existing Shares owned by the Partnership.

                  As a condition to their willingness to enter into the Merger Agreement and make the Offer, the Parent and the Sub have required that each Shareholder enter into this Agreement.

                                    AGREEMENT

                  To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

                  1. Covenants of Each Shareholder. Until the termination of this Agreement in accordance with Section 2, each Shareholder and Spurlock Corporation, severally and not jointly, agrees as follows:

                  (a) Voting. Each Shareholder hereby agrees that at any meeting of the shareholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote or other approval with respect to the Merger and the Merger Agreement is sought, each Shareholder shall (and the Spurlock Controlling Persons and Spurlock Corporation shall cause the Partnership to) vote the Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. The agreements set forth in the immediately preceding sentence shall equally apply if such approvals were to be sought by the solicitation of written consents.

                  At any meeting of the shareholders of the Company or at any adjournment thereof or in any other circumstances upon which the Shareholders' vote, consent or other approval is sought, each Shareholder shall (and the Spurlock Controlling Persons and Spurlock Corporation shall cause the Partnership to) vote the Shares against (and the Shareholders shall not, and the Spurlock Controlling Persons and Spurlock Corporation shall cause the Partnership not to, execute consents with respect to) (i) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and (ii) any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would materially impede, interfere with, delay, postpone or attempt to discourage the Merger, including, but not limited to: (A) any extraordinary corporate transaction (other than the Merger Agreement and the Merger), such as a merger, consolidation or other business combination involving the Company and its subsidiaries, any sale or transfer of a material amount of assets of the Company and its subsidiaries or Company Common Stock, any reorganization, recapitalization or liquidation of the Company and its subsidiaries or any other takeover proposal; (B) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Sub; (C) any material change in the present capitalization or dividend policy of the Company; (D) any amendment to the Company's Articles of Incorporation or Bylaws or other proposal or transaction involving the Company or the Subsidiary, which amendment or other proposal or transaction which changes in any manner the voting rights of any class of the Company's capital stock or is intended or could reasonably be expected to materially impede, frustrate, prevent, delay or nullify (1) the ability of the Company to consummate the Merger or (2) any of the transactions contemplated by this Agreement or the Merger Agreement or (E) any other material change in the Company's corporate structure or business. Each Shareholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

                  (b) Transfer Restrictions. Subject to those matters set forth on Schedule II hereto, each Shareholder, severally and not jointly, agrees not to, and the Spurlock Controlling Persons and Spurlock Corporation shall cause the Partnership not to, (i) sell, transfer, encumber, pledge, assign or otherwise dispose of (including by gift) ("Transfer"), or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any of the Shares or any interest therein to any person other than pursuant to the terms hereof or the Merger Agreement, (ii) except as contemplated hereby, grant any proxy or power of attorney with respect to the matters set forth in Section 1(a) above, enter into any voting arrangement or understanding or otherwise transfer voting power with respect to the Shares, in each case with respect to such matters, (iii) take any action that would make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement or (iv) commit or agree to take any of the foregoing actions.

                  (c) Proxy. Each Shareholder hereby grants to the Parent, and to each officer of the Parent, a revocable proxy to vote the Shares as indicated in Section 1(a) and hereby revokes any proxy previously granted by such Shareholder with respect to the Shares. Notwithstanding the foregoing, neither Parent nor any officer of Parent shall exercise its proxy rights hereunder to the extent that the Shareholder granting such proxy rights attends the meeting of the shareholders of the Company at which any action indicated in Section 1(a) is to be voted upon and votes the Shares in person in accordance with Section 1(a).

                  (d) Appraisal Rights. Each Shareholder hereby irrevocably waives any rights of appraisal or rights to dissent from the Merger that such Shareholder may have.

                  (e)  The Partnership; The Corporation; and The Trusts.

                       (i) The Spurlock Controlling Persons and Spurlock Corporation shall not (A) amend, or permit the amendment of, the terms of the partnership agreement or other organizational documents of the Partnership in any manner that would adversely affect the performance by the Partnership of its obligations under this Agreement or materially impede, frustrate, prevent, delay or nullify the Merger or any of the transactions contemplated by this Agreement or the Merger Agreement, (B) Transfer or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, their interests in the Partnership to any person to the extent that such Transfer would adversely affect the performance by the Partnership of its obligations under this Agreement or the ability of the Spurlock Controlling Persons to control the voting of the Shares owned by the Partnership or (C) adopt a plan of liquidation or dissolution of the Partnership or otherwise terminate the Partnership.

                       (ii) The Spurlock Controlling Persons shall not (A) amend, or permit the amendment of, the terms of the Articles of Incorporation, by-laws or other organizational documents of Spurlock Corporation in any manner that would adversely affect the performance by Spurlock Corporation of its obligations under this Agreement or materially impede, frustrate, prevent, delay or nullify the Merger of any of the transactions contemplated by this Agreement or the Merger Agreement, (B) Transfer or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, their interests in Spurlock Corporation to any person to the extent that such Transfer would adversely affect the performance by Spurlock Corporation of its obligations under this Agreement or the ability of the Spurlock Controlling Persons to control the voting of the Shares owned by the Partnership or (C) adopt a plan of liquidation or dissolution of Spurlock Corporation or otherwise terminate Spurlock Corporation. Spurlock Corporation shall not issue, sell or deliver any shares of its capital stock or any other voting securities in any manner that would adversely affect the performance by Spurlock Corporation of its obligations under this Agreement or the ability of the Spurlock Controlling Persons to control the voting of the Shares owned by the Partnership.

                       (iii) Without the prior written consent of the Parent, Harold N. Spurlock, Sr., with respect to the H. Spurlock Trust, and Irvine R. Spurlock, with respect to the I. Spurlock Trust, shall not
         (A) revoke, (B) change the identity or number, or both, of the Trustees of, (C) amend in any manner or (D) withdraw any or all of the Trust Property (as defined in the respective Declaration of Trust) from, such Trust.

                  2.   Termination.  Except to the extent expressly  provided in
Section 3 hereof, this Agreement, the Parent's right to vote the Shares covered hereby pursuant to the proxy granted hereunder, and the Shareholders' obligations to vote pursuant hereto shall terminate on the first to occur of (a) the Effective Time, (b) the date on which the Merger Agreement is terminated pursuant to Section 8.1 thereof and (c) written notice of termination of this Agreement by the Parent and the Sub to the Shareholders (the "Expiration Date"), and shall thereafter be void and have not further effect.

                  3. Payment to Parent Upon Sales of Company Following Termination. If (A) the Merger Agreement is terminated for any reason other than by the Company pursuant to Section 8.1(b)(iv) of the Merger Agreement or by Parent and Company pursuant to Section 8.1(a) of the Merger Agreement and (B) within twelve months thereafter the Company enters into an agreement with respect to any Third Party Acquisition (as defined in the Merger Agreement), which Third Party Acquisition subsequently occurs and (C) pursuant to such Third Party Acquisition any Shareholder receives consideration having a "fair market value" on a per share basis in excess of $3.40 per share (the "per share excess amount") (equitably adjusted in a manner reasonably satisfactory to the Shareholders and Parent to reflect any share split, share distribution, combination, spin-off, recapitalization, reclassification or other similar transaction by the

Company), then each such Shareholder shall pay to Parent, within three business days following receipt of such consideration, an amount in cash equal to the product of (x) such Shareholder's number of Existing Shares, plus any shares of Company Common Stock acquired from the date hereof through Expiration Date, multiplied by (y) the percentage of such Shareholder's shares of Company Common Stock as of the date of such Third Party Acquisition which are exchanged for such consideration, multiplied by (z) the per share excess amount. For the avoidance of doubt, the per share excess amount shall be payable, from time to time, in accordance with this Section 3 upon the occurrence of each Third Party Acquisition. Notwithstanding anything herein to the contrary, the parties agree that the obligations of this Section 3 only expressly survive the Expiration Date.

                  For purposes of this Section 3, "fair market value" of the consideration shall mean the consideration per share (whether cash or non-cash) to be received by any Shareholder in connection with a Third Party Acquisition; provided that if the consideration received by such Shareholder in connection with a Third Party Acquisition shall be other than cash, (i) in the case of securities listed on a national securities exchange or traded on the NASDAQ National Market ("NASDAQ"), the per share value of such consideration shall be equal to the closing price per share listed on such national securities exchange or NASDAQ on the date the Third Party Acquisition is consummated and (ii) in the case of consideration in a form other than such securities, the per share value shall be determined in good faith as of the date the Third Party Acquisition is consummated by the Parent and the Shareholders, or, if Parent and the Shareholders cannot reach agreement, by a nationally recognized investment banking firm reasonably acceptable to the parties, which determination shall be conclusive for all purposes of this Agreement.

                  4. Representations and Warranties of the Shareholders. Each Shareholder and Spurlock Corporation (each hereafter a "person") hereby, severally and not jointly, hereby represents and warrants to the Parent as of the date hereof in respect of himself or itself as follows:

                  (a) Authority. Such person has all requisite legal capacity, power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such person and constitutes a valid and binding obligation of such person enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, and equitable principles (whether considered in a proceeding in equity or at law). The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by such person with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under, permit the termination of any provision of or result in the termination of or the acceleration of the maturity or performance of, or result in the creation or imposition of any lien upon any of the assets or properties of such person under, (i) any provision of any agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such person or to such person's property or assets, other than the

         Pledge Agreement (with respect to which a consent has been received from the Subsidiary to the execution, delivery and performance of this Agreement) or (ii) in the case of Spurlock Corporation, the
         Partnership, the H. Spurlock Trust or the I. Spurlock Trust, the charter, by-laws or other constitutive documents of such person. If such person is married and such person's Shares constitute community property or otherwise need spousal or other approval to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the person's spouse, enforceable against such spouse in accordance with its terms. No trust of which such person is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby. No filing with, and no permit, authorization, consent or approval of, any Governmental Authority or any other person is necessary for the execution of this Agreement by such person or the performance by such person of its obligations hereunder. Spurlock Corporation is the sole general partner of the Partners; the Spurlock Controlling Persons are the sole shareholders of Spurlock Corporation.

                  (b) The Shares. Such person is the record holder or beneficial owner of the number of the Existing Shares as is set forth opposite such person's name on the signature page hereto. On the date hereof, the Existing Shares set forth opposite such person's name on the signature page hereto constitute all of the outstanding shares of Company Common Stock beneficially (without respect to any attribution rules under applicable securities laws and without respect to any unexercised options) owned by such person. Such person does not have record or beneficial ownership of any shares of Common Stock not set forth on the signature page hereto. Subject to the limitations set forth on Schedule II hereto, applicable federal securities laws and the terms of this Agreement, such person has sole power of disposition with respect to all of the Existing Shares set forth opposite such person's name in Part I of Schedule I hereto and sole voting power with respect to the matters set forth in Section 1 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth opposite such person's name in
         Part II of Schedule I hereto, with no restrictions on such rights. Subject to the limitations set forth on Schedule II hereto, applicable federal securities laws and the terms of this Agreement, such person will have sole power of disposition with respect to Shares other than Existing Shares, if any, which become beneficially owned by such person and will have sole voting power with respect to the matters set forth in Section 1 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all Shares other than Existing Shares, if any, which become beneficially owned by such person with no restrictions on such rights.

                  (c) Except as set forth in Schedule II hereto, such person's Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by such person, or by a nominee or custodian for the benefit of such person, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances, proxies or agreements arising hereunder.

                  (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Shareholder in his or her capacity as such.

                  (e) Such person understands and acknowledges that the Parent and the Sub are entering into the Merger Agreement in reliance upon such person's execution and delivery of this Agreement with the Parent and the Sub.

                  5. Additional Shares. Each Shareholder hereby agrees, while this Agreement is in effect, to promptly notify the Parent of the number of any new shares of Company Common Stock acquired by such Shareholder, if any, after the date hereof.

                  6. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

                  7. Repayment of Notes and Advances by the Partnership. On or prior to the Closing Date, the Spurlock Controlling Persons and Spurlock Corporation shall cause the Partnership to, and the Partnership shall, repay, cause to be repaid, or make arrangements satisfactory to Parent to repay out of its share of the Merger Consideration through direct offsets pursuant to which the Surviving Corporation shall withhold the amounts referred to below in satisfaction of such obligations, in full, (i) the remaining principal amount (and all accrued but unpaid interest thereon) and all other amounts due in respect of the remaining principal amount (and all accrued but unpaid interest thereon) and all other amounts due in respect of the Subsidiary Note and that certain Collateral Promissory Note payable by Irvine R. Spurlock and H.

Norman Spurlock, Jr. to Lloyd B. Putman in the original principal amounts of $210,176.72 and (ii) all other unpaid amounts in respect of any loans or advances made by Company or the Subsidiary to Irvine R. Spurlock or his wife prior to the Closing Date.

                  8. Repayment of Note and Advances by Harold N. Spurlock, Sr. On or prior to the Closing Date, Harold N. Spurlock, Sr. shall repay, cause to be repaid, or make arrangements reasonably satisfactory to Parent to repay out of his share or the Partnership's share of the Merger Consideration through direct offsets pursuant to which the Surviving Corporation shall withhold the amounts referred to below in satisfaction of such obligations, in full, (i) the remaining principal amount (and all accrued but unpaid interest thereon) and all other amounts due in respect of that certain Collateral Promissory Note, dated as of June 30, 1995, payable to the Subsidiary in the original principal amount of $112,500 and (ii) all other unpaid amounts in respect of any loans or advances made by Company or the Subsidiary to Harold N. Spurlock, Sr., H. Norman Spurlock, Jr. or Daniel Spurlock prior to the Closing Date.

                  9. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith, each Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares and that this Agreement places limits on the voting and transfer of such shares. Each
Shareholder agrees that within ten business days after the date hereof, such Stockholder will no longer hold any Shares in "street name" or in the name of any nominee.

                  10. Assignment. Neither this Agreement nor any of the rights,, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that the Parent or the Sub may assign, in its sole discretion, any of or all its rights, interests or obligations under this Agreement to any direct wholly owned subsidiary of the Parent or Borden, Inc., a New Jersey corporation, but no such assignment shall relieve the Parent or the Sub, as the case may be, of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

                  11. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

                  12. Entire Agreement, No Third-Party Beneficiaries. This Agreement (including the documents referred to herein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) is not intended to confer upon any person other than the parties any rights or remedies.

                  13. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                  14. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

                  15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without giving effect to the conflict of laws provisions thereof.

                            (SIGNATURES ON NEXT PAGE)

                  IN  WITNESS  WHEREOF,   the  Parent,  the  Sub,  the  Spurlock
Controlling Persons and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

                                     Borden Chemical, Inc.


                                     By: /s/
                                        ----------------------------------------
                                         Name:
                                              ----------------------------------
                                         Title:
                                               ---------------------------------

                                     SII Acquisition Company

                                     By: /s/
                                        ----------------------------------------
                                         Name:
                                              ----------------------------------
                                         Title:
                                               ---------------------------------


Number of Existing Shares            Spurlock Family Limited Partnership
3,339,800
                                     By: Spurlock Family Corporation, its sole
                                           general partner

                                     By: /s/ Harold N. Spurlock, Sr.
                                        ----------------------------------------
                                         Name: Harold N. Spurlock, Sr.
                                              ----------------------------------
                                         Title: President
                                               ---------------------------------


Number of Existing Shares:           /s/ Phillip S. Sumpter
30,000                               -------------------------------------------
                                     Phillip S. Sumpter

                                     /s/ Katherine G. Sumpter
                                     -------------------------------------------
                                     Katherine G. Sumpter


Number of Existing Shares            Trustees U/A with Harold N. Spurlock, Sr.
Held by H. Spurlock Trust:
306,000                              By: /s/ David Shane Smith
                                        ----------------------------------------
                                        David Shane Smith, Trustee

Number of Existing Shares            Trustees U/A with Irvine R. Spurlock
Held by I. Spurlock Trust:
20,000                               By: /s/ David Shane Smith
                                        ----------------------------------------
                                        David Shane Smith, Trustee


                                     Spurlock Family Corporation


                                     By: /s/ Harold N. Spurlock, Sr.
                                        ----------------------------------------
                                         Name: Harold N. Spurlock, Sr.
                                              ----------------------------------
                                         Title: President
                                               ---------------------------------

                                     /s/ Harold N. Spurlock, Sr.
                                     -------------------------------------------
                                     Harold N. Spurlock, Sr.

                                     /s/ Irvine R. Spurlock
                                     -------------------------------------------
                                     Irvine R. Spurlock

                                   SCHEDULE I


         Part I -- Number of Existing Shares with Sole Dispositive Power

Name of Shareholder                                  Number of Existing Shares
-------------------                                  -------------------------

The Spurlock Family Limited Partnership                       0*

Phillip S. and Katherine G. Sumpter                           30,000

The I. Spurlock Trust                                         20,000

The H. Spurlock Trust                                         306,000*



           Part II -- Number of Existing Shares with Sole Voting Power and Sole Power to Demand Dissenter's or Appraisal Rights

Name of Shareholder                                  Number of Existing Shares
-------------------                                  -------------------------

The Spurlock Family Limited Partnership              3,339,800*

Phillip S. and Katherine G. Sumpter                  30,000

The I. Spurlock Trust                                20,000

The H. Spurlock Trust                                306,000*

* 2,325,000 of the Partnership's Existing Shares are pledged to the Subsidiary and 1,014,800 of the Partnership's Existing Shares are pledged to Mr. Lloyd B. Putman; in addition, the Partnership's Existing Shares, while not pledged in support of such obligations, are subject to the contractual obligations to transfer 225,000 shares of Common Stock to Lee Rasmussen; and, in addition, the
H. Spurlock Trust has assumed the contractual obligation of Harold N. Spurlock, Sr. to transfer up to 180,000 shares of Common Stock to William A. Patterson and Neil Tucker, all as described on Schedule II hereto.

                                   SCHEDULE II


         1. 2,325,000 of the Existing Shares owned by the Partnership are pledged to Spurlock Adhesives, Inc. (which holds the certificates evidencing such shares) to secure the payment of the Subsidiary Note pursuant to the terms of that certain Pledge Agreement, dated April 8, 1998. The Pledge Agreement also subjects to the pledge thereunder any additional Shares received by the Partnership pursuant to any distribution by Company with respect to the pledged shares. Pursuant to the Pledge Agreement, without the prior consent of the Subsidiary, the Partnership is prohibited from transferring the pledged shares or any rights therein and is prohibited from becoming a party to or otherwise bound by any agreement which restricts in any manner the rights of any present or future holder with respect to such shares.

         2. 1,014,800 of the Existing Shares owned by the Partnership are pledged to Lloyd B. Putman (who holds the certificates evidencing such shares) to secure the repayment of that certain Collateral Promissory Note payable by Irvine R. Spurlock and H. Norman Spurlock, Jr. in the original principal amounts of $210,176.72. The shares pledged to secure this obligation may not be transferred without the consent of Lloyd B. Putman and, in the event of any event of default under the Collateral Promissory Note which is not cured as provided thereunder, Lloyd B. Putman shall become entitled to vote the shares and to sell the shares to satisfy the unpaid balance under the Collateral Promissory Note.

         3. In connection with the settlement of certain claims made by Lee Rasmussen in connection with the complaint filed in the Derivative Suit, the Partnership has agreed to transfer to Lee Rasmussen 225,000 of the Existing Shares owned by the Partnership.

         4. Pursuant to that certain Settlement Agreement, dated the ___ day of November, 1998, by and between Corporate Strategies, Inc., a South Carolina corporation, William A. Patterson, Neil Tucker and Harold N. Spurlock, Harold N. Spurlock, Sr. agreed to transfer 80,000 (subject to adjustment to up to 90,000) shares of Common Stock to each of William A. Patterson and Neil Tucker in accordance with the terms and conditions set forth in such Settlement Agreement. The H. Spurlock Trust has assumed the above-referenced obligation of Harold N. Spurlock, Sr.